UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

2021 Performance Share Plan Award and 2021 Performance Measures

2021 Performance Share Plan Award

On 10 February 2021, the Company granted conditional share awards to the Persons Discharging Managerial Responsibilities ('PDMRs') and their Persons Closely Associated ('PCAs') listed below under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan'). The Plan was approved by shareholders on 4 May 2017 and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and other PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADSs'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

2021 Performance Measures

The performance period for the awards is the three financial years from 1 January 2021 to 31 December 2023.  In accordance with the current Remuneration Policy, the awards will be based on four measures:

Performance Measure	Proportion of each award
Relative Total Shareholder Return (TSR)	30%
Adjusted Free Cash Flow (AFCF)	30%
Innovation Sales (previously R&D New Products)	20%
Pipeline Progress	20%

Relative TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of ten (10) companies including the Company). This TSR comparator group remains unchanged. The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

In a group of 10 companies, the median (position 5.5) falls between two companies. The vesting schedule for the 2021 awards is as follows:

Ranking position	Vesting Schedule
1st, 2nd or 3rd	100%
4th	70%
5th	40%
Median (Threshold vesting)	25%
6th or below	0%

Adjusted Free Cash Flow (AFCF) measure

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash to fund the Group's operations, investments, and ordinary dividends to shareholders.

Free cash flow represents the operating profit of the business adjusted for non-cash items after deducting the cost or benefit of working capital, capital expenditure, contingent consideration payments, net interest, dividends paid to non-controlling interests and taxation.

The adjustments to free cash flow, used to set the AFCF target for the purpose of this performance measure, include foreign exchange, legal, special pension contributions, and the impact of divestments and acquisitions.  The measure post-adjustment is the "adjusted free cash flow" target.

This element of the 2021 award will vest as follows:

Performance Level	Adjusted Free Cash Flow target	Proportion Vesting
Below threshold	< £8.01bn	0%
Threshold	£8.01bn	25%
	£8.26bn	50%
	£9.08bn	75%
Maximum	£9.50bn	100%

The proportions vesting between the above vesting levels will be calculated on a straight-line basis.

Innovation Sales measure

Due to commercial sensitivity, the Remuneration Committee remains of the view that the Innovation Sales measure product target cannot be published at the time of grant.  However, the target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

Pipeline Progress measure

The Pipeline Progress measure, introduced in 2020, further increases our emphasis on Innovation and seeks to reward acceleration and strengthening of the pipeline. The measure is based on two equally weighted elements of our key assets or indications:

Proportion of award	Pipeline Progress - Sub-measure
10%	Pivotal trial starts, which focus mainly on phase III registrational trial starts, but may also include phase II starts (for example, in oncology)
10%	Major regulatory approval milestones

Points will be allocated to the successful assets in each sub-measure based upon their forecast commercial value (peak year sales) at the end of the performance period.

These sub-measures of the 2021 award will vest as follows:

Pivotal Trial Starts
Performance Level	Points	Payout
Below Threshold	<12	Nil
Threshold	12	25%
	14	50%
	15	75%
Maximum	17	100%

Major Regulatory Approvals
Performance Level	Points	Payout
Below Threshold	<13	Nil
Threshold	13	25%
	15	50%
	17	75%
Maximum	19	100%

Where relevant, achievements between the above performance levels will be rewarded on a straight-line basis.  As with the Innovation Sales measure, due to commercial sensitivity, the Remuneration Committee remains of the view that the Pipeline Progress measure targets cannot be published at the time of grant.  At the end of the performance period we will provide full disclosure of what has been achieved, in terms of both milestones and aggregate points, along with a narrative commentary on performance.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   The PDMRs in the transaction notifications below were each granted a conditional award under the terms of the GlaxoSmithKline 2017 Performance Share Plan.  Awards granted are of Ordinary Shares or ADSs.

3.   Dividends will accrue on the conditional award of Ordinary Shares or ADSs during the performance period, but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

4.   For Executive Directors, the award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total.  During the additional Holding Period, the relevant Ordinary Shares or ADSs would only be forfeited in the event that the Executive Director was terminated for cause, and the Ordinary Shares or ADSs will continue to carry rights to dividend equivalents.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	550,757
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77	278,363
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award of ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$35.75	254,794
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	218,299
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	111,589
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77	173,569
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	68,441
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	65,826
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications & CEO Office)
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77	5,570
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award of ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$35.75	118,097
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	244,372
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	201,409
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	166,014
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	A conditional award of ADSs under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$35.75	98,320
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	20201-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	92,012
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO of ViiV Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	117,462
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.77 ..	11,800
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 12, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc